Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      Tech Laboratories, Inc.
                  Registration Statement on Form SB-2
                  Filed with the Securities and Exchange Commission on August 3, 2004
                  (Registration No. 333-117899)
                  Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Tech Laboratories, Inc. (the "Company") hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-117899, which was filed on August 3, 2004 (the "Registration Statement").

The reasons for the withdrawal of the Registration Statement are as follows: the Company was required to restate its financial statements as the independent auditor for the Company was not registered with the Public Company Accountants Oversight Board. The Company subsequently ceased its previous business operations and is currently looking for another business opportunity.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

TECH LABORATORIES, INC.


By:      /s/ Donna Silverman
         -------------------
         Donna Silverman
         President